UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                                         6-20999
                                                                 SEC File Number
                                                                      ----------
                                                                    CUSIP Number


[ ] Form 10-K and Form 10-KSB           [ ]Form 20-F            [ ]Form 11-K
[X]Form 10-Q and Form 10-QSB    [ ]Form N-SAR


         For Period Ended:   September 30, 2002
                             ------------------

                  [   ]  Transition Report on Form 10-K
                  [   ]  Transition Report on Form 20-F
                  [   ]  Transition Report on Form 11-K
                  [   ]  Transition Report on Form 10-Q
                  [   ]  Transition Report on Form N-SAR


[Read instruction (on back page) Before Preparing Form.  Please Print or Type.]
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the items to which the notification relates. Not Applicable

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PART I - REGISTRANT INFORMATION

CHADMOORE WIRELESS GROUP, INC.
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Full Name of Registrant

Former Name if Applicable
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2875 E. Patrick Lane, Suite G
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Address of Principal Executive Officer (Street and Number)

Las Vegas, Nevada 89120
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        |X|       (b)      The subject annual report, semi-annual report,
                           transition report on Form 10-K, Form 20-F, 11-K, Form
                           N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


















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
PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Arthur Andersen LLP ("Andersen") was formerly the independent auditor for Cbadmoore Wireless Group, lnc., a dissolved Colorado corporation (the Company"). Andersen is no longer qualified to act as independent auditors for the Company. On October 18, 2002, the Company retained McGladrey & Pullen, LLP as its independent auditors. McGladrey & Pul1en, LLP has not yet been able to obtain the work papers of Andersen relating to the Company and is thus unable to complete the review required by Regulation S-X of the interim financia1 statements that must be included in the Company's Quarterly Report on Form l0-QSB for the quarter ended Septel11ber 30, 2002, without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

            Stephen K. Radusch                702             740-533
            ------------------            -----------    ------------------
                  (Name)                  (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                            [X] Yes        [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                            [X] Yes        [ ] No


         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company's Quarterly Report on Form 10-QSB for the three (3) months ended September 30,2002 as compared to its Quarterly Report on Form lO-QSB for the three (3) months ended September 30,2001 will reflect significant changes in the results of operations due to the sale of substantially all of the Company's assets on February 8, 2002, and the dissolution of the Company's business operations, effective February 22, 2002. The extent of the changes in the results of operations cannot be quantified with any reasonable certainty a this time.

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
     Chadmoore Wireless Group, Inc., a dissolved Colorado corporation, 2002
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  November 15, 2002           By: /s/STEPHEN K. RADUSCH
      -----------------              -------------------------
                                     Name: Stephen K. Radusch
                                     Title: Chief Financial and
                                     Accounting Officer















































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